Pricing Supplement Dated March 8, 2010 Rule 424(b)(3)

(To Prospectus Supplement Dated July 9, 2009 File No. 333-160487

and Prospectus Dated July 9, 2009) Pricing Supplement No. 2010-B3

GENERAL ELECTRIC CAPITAL CORPORATION

GE Interest Plus® for Businesses

Variable Denomination Floating Rate Notes

Interest Rate: Rate Yield

1.50% 1.51%

Effective Dates: March 8, 2010 until such time as a different rate is determined by the GE Interest Plus Committee. Information on current interest rates is available by calling 888-674-4138, 24 hours a day, seven days a week.

The rate for GE Interest Plus for Businesses Notes is separate and distinct from rates established for GE Interest Plus, which is offered to individual investors.

Additional Information:

Maximum Total Investment

The GE Interest Plus Committee has established a maximum total investment for any one business investor of $5 Million. Your total investment is limited to a maximum, currently $5,000,000. If the amount of your investment exceeds the maximum, we may notify you in writing that we intend to redeem the amount of your investment in excess of $5 Million. You will then have 30 days to redeem the excess portion of your investment. If you do not do so within a 30-day period, we will redeem the amount we have specified and mail a check to the registered holder of the Notes, less any tax withholding, if applicable. Interest on the redeemed amount shall cease to accrue on and after the effective date of the redemption.

Consolidated Ratio of Earnings to Fixed Charges

The information contained in the Prospectus under the caption "Consolidated Ratio of Earnings to Fixed Charges" is hereby amended, as follows:

Year Ended December 31,
2005	2006	2007	2008	2009

1.66	1.63	1.56	1.24	0.85

For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of net earnings adjusted for the provision for income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.

Fixed charges consist of interest and discount on all indebtedness and one-third of rentals, which is considered to be representative of the interest factor of such rentals.

As set forth above, GE Capitals ratio of earnings to fixed charges declined to 0.85:1 during 2009 due to lower pre-tax earnings at GE Capital, which were primarily driven by higher provisions for losses on financing receivables in connection with the challenging economic environment. As of December 31, 2009, the amount of earnings needed to achieve a one-to-one ratio of earnings to fixed charges was $2,693 Million.